Exhibit 99.1

Nuvei’s Board of Directors States that Recent Allegations
Against Nuvei are Misleading, False or Unrelated to Nuvei’s Business

Board of Directors Reaffirms Confidence in Executive Team

MONTREAL, Dec. 14, 2021 — The Board of Directors of Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands, today released its statement of support for the Company and its executive team as part of its review of the allegations made in a recent short-seller report.

Immediately following the release of the report last week making a series of allegations against Nuvei, the Company’s Board led by its independent directors retained legal counsel to assist in determining whether the claims had any merit. Based on the review initiated last week, the Board believes that the claims are misleading, false or unrelated to Nuvei’s business. The Board is confident that Nuvei’s financial and other disclosures are accurate in all material respects.

Michael Hanley, lead independent director of Nuvei, stated, “As a leading and growing global payment technology provider, integrity is essential to Nuvei’s business and is the cornerstone of its commitment to all stakeholders, including its employees, customers and shareholders. We stand firmly behind the Nuvei executive team and its track record. The report is nothing more than a self-serving attempt to inflict damage on the Company's business and its leadership and generate a profit at the expense of Nuvei’s stakeholders.”

Nuvei has been subject to extensive due diligence, both by its private equity control investors as well as in connection with its public offerings and listings on the Toronto Stock Exchange and the Nasdaq. Moreover, Nuvei operates in a highly regulated environment and is continuously subject to extensive diligence and audits by regulators, bank partners, customers, card schemes and other industry stakeholders in all markets in which the Company operates.

Phil Fayer, Chair and CEO said, “The allegations made against Nuvei are malicious and unfounded. I stand behind all our employees as we continue to execute on our strategy with a relentless focus on supporting our customers and making the world a local marketplace. We will not allow the report to distract us any further and we remain unwavering in our commitment to drive growth and value for our shareholders.”

Mr. Fayer added, “We remain on track to deliver our full year 2021 financial outlook disclosed on November 9, 2021 and reiterate our medium and long-term growth targets, reflecting our continued momentum around driving innovation, growth and new customer wins.”

About Nuvei

We are Nuvei (Nasdaq and TSX: NVEI), the global payment technology partner of thriving brands. We provide the intelligence and technology businesses need to succeed locally and globally, through one integration – propelling them further, faster. Uniting payment technology and consulting, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates. Our proprietary platform provides seamless pay-in and payout capabilities, connecting merchants with their customers in over 200 markets worldwide, with local acquiring in 45 markets. With support for over 500 local and alternative payment methods, nearly 150 currencies and 40 cryptocurrencies, merchants can capture every payment opportunity that comes their way. Our purpose is to make our world a local marketplace.

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable securities laws, including reaffirming Nuvei's outlook. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Nuvei’s outlook and targets, as the case may be, on revenue, Adjusted EBITDA and Adjusted EBITDA margin also constitutes “financial outlook” within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include but are not limited to those described under the “Risks Factors” section of the Company’s annual information form filed on March 17, 2021 and under the “Risk Factors” section of the Company’s management’s discussion & analysis for the three and nine months ended September 30, 2021 and 2020. Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Particularly, management's assessments of, outlook for, and targets for, total volume, revenue, Adjusted EBITDA and Adjusted EBITDA margin set out herein are generally based on the following assumptions: (a) Nuvei's results of operations will continue as expected, (b) the Company will continue to effectively execute against its key strategic growth priorities, despite the current COVID-19 pandemic and measures taken to contain the virus, (c) the Company will continue to retain and grow its existing customer base while adding new customers, (d) the Company will not complete any acquisitions or divestitures (e) economic conditions will remain relatively stable throughout the period, (f) the industries Nuvei operates in will continue to grow consistent with past experience, (g) there will be no fluctuations in currency exchange rates and volatility in financial markets, (h) there will be no material changes in legislative or regulatory matters, and (i) current tax laws will remain in effect and will not be materially changed. Although the forward-looking information contained in this press release is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this press release is provided as of the date of this press release, and the Company does not undertake to update or amend such forward- looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:

Investors
Anthony Gerstein
Vice President, Head of Investor Relations
anthony.gerstein@nuvei.com